THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*


Genasys Incorporated (formally: LRAD Corporation)
(Name of Issuer)

Common Stock, Par Value $.00001
(Title of Class of Securities)

36872P103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:



[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 36872P103
(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of
Above Persons (entities only):
	AWM Investment Company, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See
Instructions)	(a)___  b)___

(3)	SEC Use Only
(4)	Citizenship or Place of Organization:  Delaware, United States
Number of Shares Beneficially
Owned by Each Reporting Person
With
(5) Sole Voting Power:
5,749,544**

(6) Shared Voting Power:	 0**

(7) Sole Dispositive Power:
5,749,544**


(8) Shared Dispositive Power: 0**
(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:  5,749,544**
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 13.1%**
(12)	Type of Reporting Person (See Instructions):  IA
**AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE), Special
Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II). (SSFQP, SSPE, TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 2,734,416 shares of Common Stock of the Issuer (the Shares) held by SSFQP, 717,086 Shares held by SSPE, 318,285 Shares held by TECH and 1,979,757 Shares held by TECH II. Austin W. Marxe (Marxe), David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) previously reported the Shares held by the Funds on Schedule 13G. Accordingly, reference should be made to Marxe, Greenhouse and Stettner (CIK #0001044321) for filings prior to February 14, 2015 with the Securities and Exchange Commission relating to the Shares held by each of the Funds. See Items 2 and 4 of this Schedule for additional information.


Item 1(a).  Name Of Issuer:  Genasys Incorporated (formally: LRAD
Corporation)

Item 1(b).  Address of Issuer?s Principal Executive Offices:

16262 West Bernardo Drive
San Diego, CA 92127

Item 2(a).  Name of Person Filing:

The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE), Special Situations Technology Fund, L.P., a Delaware limited partnership (TECH) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (TECH II), (SSFQP, SSPE, TECH and TECH II will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; MG Advisers, L.L.C., a New York limited liability company (MG), the general partner of SSPE; and SST Advisers, L.L.C., a Delaware limited liability company (SSTA), the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.

Item 2(b). Address of Principal Business Office or, if None,
Residence:
The principal business address for AWM is c/o Special
Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY
10022.
Item 2(c).  Citizenship: AWM is a Delaware Corporation.
Item 2(d).  Title of Class of Securities: Common Stock, Par
                                          Value $.00001
Item 2(e).  CUSIP No.:  36872P103

Item 3.  If This Statement Is Filed Pursuant to ??240.13d-1(b) or
240.13d-2(b) or (c), check whether the Person Filing is a:
	     Not Applicable.



Item 4.  Ownership

	(a)	Amount Beneficially Owned:  5,749,544**

	(b)	Percent of Class: 	13.1%**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or to direct the vote: 5,749,544**

	     (ii)	shared power to vote or to direct the vote: 0**

	    (iii)	sole power to dispose or to direct the disposition of:
	           5,749,544**

	     (iv)	shared power to dispose or to direct the disposition
	           of:  0**
______________________________________________________________________

** AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 2,734,416 shares of common stock of the Issuer (the Shares) held by SSFQP, 717,086 Shares held by SSPE, 318,285 Shares held by TECH and 1,979,757 Shares held by TECH II. Greenhouse and Stettner are members of: MGP, the general partner of SSFQP; MG, the general partner of SSPE; and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Marxe, Greenhouse and Stettner previously reported the Shares held by the Funds on Schedule 13G. Accordingly, reference should be made to Marxe, Greenhouse and Stettner (CIK #0001044321) for filings prior to February 14, 2015 with the Securities and Exchange Commission relating to the Shares held by each of the Funds.

Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ___

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person

	Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person

	Not Applicable.

Item 8.  Identification and Classification of Members of the Group

	Not Applicable.

Item 9.  Notice of Dissolution of Group

	Not Applicable.


Item 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2024



AWM INVESTMENT COMPANY, INC.


By:	/s/ Adam Stettner
   Name:  Adam Stettner
   Title:	Executive Vice President






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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